GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2024

(THIS REPORT IS DEEMED CONFIDENTIAL IN ACCORDANCE WITH RULE 17a-5(e) (3) UNDER THE SECURITIES EXCHANGE ACT OF 1934. A STATEMENT OF FINANCIAL CONDITION BOUND SEPARATELY HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION SIMULTANEOUSLY HEREWITH AS A PUBLIC DOCUMENT)

GLP INVESTMENT SERVICES, LLC
TABLE OF CONTENTS
December 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41868

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/24___ AND ENDING ___12/31/24___
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __GLP Investment Services, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
[X] Broker-dealer   [ ] Security-based swap dealer   [ ] Major security-based swap participant
[ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__33335 Grand River Avenue__
(No. and Street)

__Farmington__	__Michigan__	__48336__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Darren Woolson	248) 919-1719	dwoolson@glpwins.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Ashland Partners & Company, LLP__
(Name – if individual, state last, first, and middle name)

3512 Excel Drive Ste 103	Medford	Oregon	97504
(Address)	(City)	(State)	(Zip Code)
03/01/2010		3783	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Darren Woolson _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **GLP Investment Services,LLC** _____, as of **December 31** _____, 2024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

```
Justin Rolnitzky
Notary Public State of Michigan
Oakland County
My Commission Expires 12/1/2030
Acting in the County of Oakland
```
Notary Public

Signature: _____

Title: _____
Chief Compliance Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISERED PUBLIC ACCOUNTING FIRM

To the Members of GLP Investment Services, LLC:

Opinion on the Financial Statements

We have audited the accompanying financial statements of GLP Investment Services, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2024, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements").

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GLP Investment Services, LLC as of December 31, 2024, and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America (GAAP).

Basis for Opinion

These financial statements are the responsibility of GLP Investment Services, LLC's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the SEC and the Computation for Determination of the Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the SEC have been subjected to audit procedures performed in conjunction with the audit of GLP Investment Services, LLC's financial statements.



The supplemental information is the responsibility of GLP Investment Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5.

In our opinion the Computation of Net Capital Under Rule 15c3-1 of the SEC and the Computation for Determination of the Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the SEC are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ashland Partners & Company LLP

We have served as the Company's auditor since 2023.

Ashland Partners & Company LLP
Medford, Oregon
March 31, 2025

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)
STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS

Cash	$	218,688
Commissions receivable		447,180
Receivables other		68,544
Prepaid licenses		50,024
NASD membership		45,380
Loan receivable - related party		231,199
Office equipment, at cost, less accumulated depreciation of $20,576		2,256
Total assets		$1,063,271

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:		
Payables to commissioned agents		245,793
Accounts payable - trade		56,072
Total Liabilities	$	301,865
Total Members' Capital		761,406
Total Liabilities and Members' Capital		$1,063,271

The accompanying notes to the financial statements are an integral part of the financial statements.

Confidential pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)
STATEMENT OF INCOME
For the year ended December 31, 2024

Revenues:

Commission income	$ 5,402,754
Affiliation fee income	115,063
Interest income	80
Total Revenues	**$ 5,517,897**

Expenses:

Commissions paid to agents	3,769,692
Employee compensation and benefits	678,460
Dues and subscriptions	264,471
Professional fees	170,818
Postage	4,707
Licenses	26,010
Rent	66,000
Other expenses	114,309
Total Expenses	**$ 5,094,467**
Net Income	**$ 423,430**

The accompanying notes to the financial statements are an integral part of the financial statements.

Confidential pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)
STATEMENT OF MEMBERS' CAPITAL
For the year ended December 31, 2024

Balance, January 1, 2024	**$ 677,976**
Net income	423,430
Member distributions	(340,000)
Balance, December 31, 2024	**$ 761,406**

The accompanying notes to the financial statements are an integral part of the financial statements.

Confidential pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)
STATEMENT OF CASH FLOWS
For the year ended December 31, 2024

Cash Flows From Operating Activities:

Net Income	$	423,430

Adjustments to reconcile net income to net cash
provided by operating activities:

(Increase in) decrease in:

Depreciation	3,008
Commissions receivable	(4,856)
Receivable other	(68,544)
Prepaid licenses	(3,383)
Increase in :	
Payables to commissioned agents	29,184
Accounts payable - trade	10,745
Net cash provided by operating activities	**389,584**

Cash flow from investing activities:

Cash flows from financing activities:

Distributions to members		(340,000)
Net decrease in cash	$	**49,584**
Cash, beginning of year		**169,104**
Cash, end of year		**218,688**

Supplementary Disclosures:

Income taxes paid	$	-

The accompanying notes to the financial statements are an integral part of the financial statements.

Confidential pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Note 1 - Nature of Business

GLP investment Services, LLC (the "Company") is a Michigan limited liability company that is registered with the Securities and Exchange Commission ("SEC") to conduct business as a broker-dealer of mutual funds and/or variable annuities only. The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of Rule 15c3-3. The Company is also a licensed member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation("SIPC").

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America under the accrual basis of accounting. The accrual basis of accounting records revenue in the period in which it is earned rather than received and records expenses in the period in which it is incurred rather than when paid. Commission income and expense are recorded based on the settlement date of the underlying security transaction. There was no material difference between trade and settlement date basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents. The Company maintains its deposits at financial institutions, which at times may exceed federally insured limits. Interest and dividends on cash and cash equivalents are accounted for on an accrual basis. The Company has $0 of restricted cash as of December 31, 2024.

Commissions Receivable

Receivables from providers are stated at the amount management expects to collect from the outstanding balances. The Company considers receivables over 30 days past due. Management believes that all commissions receivable as of December 31, 2024 are fully collectible. Accordingly, no reserve for bad debt exists as of December 31, 2024.

FINRA Membership

The FINRA membership is deemed to have an indefinite useful life and recorded at cost. The company determined that the carrying amount of its FINRA membership did not exceed its fair market value and that no impairment has occurred in 2024.

Note 2 – Summary of Significant Accounting Policies (continued)

Office Equipment

Office equipment is recorded at cost. Depreciation is computed using the straight-line method over the useful lives of the office equipment of three years. Management annually reviews office equipment to determine whether its carrying value has been impaired and no impairment was recorded in 2024.

Single Segment Reporting

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023. The Company operates in a single segment, and as such, no segment reporting is required.

Commission Income

Commission income on client trades is recorded on a settlement date basis. Gross commission rates and dealer concessions earned on client transactions range from 0.15% to 6.75%.

Mutual fund commission income is earned when the deposit is received at the mutual fund company. Insurance product commission income (including annuities) is paid to the Company upon receipt of the premium by the insurance company. Commission income is paid to the Company between 7 and 30 days of the client transaction. The Company records the income from mutual fund commissions and insurance product commissions as revenue when earned.

The Company also receives service fees (12b-1 trails and renewal fees for annuities), which are paid based on the balances customers leave in their mutual fund accounts at a rate stated in our dealer agreements. The service fees are scheduled in the agreements with the investment companies and are recognized over the period during which the services are performed, which could be monthly or quarterly as defined in the dealer agreement. Commissions earned, but not yet received, are accrued monthly.

Franklin Templeton, American Funds, and IPX Retirement account for approximately 60% of our commission income and no other providers represent more than 10% of commissions.

Affiliation Fee Income

The Company's registered representatives are charged affiliation fees for access, use, and reimbursement of its supervisory and business processing systems. Affiliation fee income is billed quarterly in arrears and is earned and recog[illegible] performance obligations.

Note 2 – Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a limited liability company, and its members are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes have been included in the financial statements. It is expected the Company will declare distributions to the members in an amount sufficient to pay the income taxes assessed at the member level that are a result of the pass-through income from the Company. In the preparation of tax returns, tax positions are taken based on interpretation of federal, state, and local income tax laws. Management periodically reviews and evaluates the status of uncertain tax positions and makes estimates of amounts, including interest and penalties, ultimately due or owed. No amounts have been identified or recorded as uncertain tax positions. Federal, state, and local tax returns generally remain open for examination by the various taxing authorities for a period of three years after being filed.

Use of Estimates

The preparation of financial statements in conformity with generally accepted principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates relate to the collectability of account receivable and estimate of future cash flows used to evaluate whether conditions are present that would require asset impairment charges to be recognized. Actual results could differ from those estimates.

Minimum Capital Requirements

As a registered broker-dealer and member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2024, the ratio of aggregate indebtedness to net capital was approximately 1.1822 to 1. The Company had net capital at that date of $255,345, which exceeds the required net capital of $20,124 by $235,221.

Recent Accounting Pronouncements

In March 2023, FASB issued ASU 2023-01 which amends certain provisions of ASC 842 – *Leases* to allow for a practical expedient that gives non-public entities the option of using the written terms and conditions of a common-control arrangement when determining whether a lease exists and the subsequent accounting for the lease, including the lease's classification, in addition to amending the accounting for leasehold improvements in common-control arrangements.   The ASU is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. Management adopted the ASU in 2023. See Note 3 for discussion of impact on adoption.

Note 3 – Related-Party Transactions

Companies related through common ownership and management share office space, equipment, and services. Pursuant to an on-going month-to-month Expense Sharing Agreement ("ESA" and most recently amended effective April 1, 2023), the Company pays for support services and for its allocated use of the office space and equipment. Expenses incurred for the year ended December 31, 2024 were approximately $148,436 and at December 31, 2024 $36,096 remained payable.

The Company lent a related party $231,119 during 2021. The loan is unsecured, non-interest bearing, and is due on demand.

Management has evaluated the terms of the ESA, with consideration of practical expedients utilized in accordance with ASC 842 – Leases and adoption of ASU 2023-01 and determined no right-of-use asset or lease liability is required. Therefore, the Company accounts for its use of office space in accordance with the ESA on an accrual basis, month-to-month.

Note 4 – Risks and Uncertainties

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and commissions receivables. Although cash balances may exceed the federally insured limits at times, in the opinion of management, they are subject to minimal risk. Likewise, commissions receivable is considered subject to minimal risk as they were substantially collected subsequent to year-end.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and indemnifies them against potential losses caused by breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments cannot be estimated. However, the Company believes that is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 5 – 401K Plan

The Company has established a 401k plan for the benefit of its employees. Employees are allowed elective deferrals limited to $13,000 (additional $3,000 if age 50 or older as of the end of the year). The employer is required to match elective deferrals dollar for dollar up to 1% of wages in any two of five years (3% in other years). The Company matching contribution for the year ending December 31, 2024 was $6,057.

Note 6 – Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., report revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Revenue from contracts with customers includes commission income and fees from registered representatives. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commission Income

Commission income represents sales commissions generated by registered representatives for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products or over time. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors. The Company is responsible for promptly forwarding subscription way applications to the product sponsors who then execute the client's transactions. Registered representatives assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

The following table presents our total commission income disaggregated by investment product category:

	Twelve Months Ended December 31, 2024
Commission Income	
Mutual Funds	$ 4,854,450
Insurance-based products	$ 548,304
Total Commission income	**$ 5,402,754**

Commission Income (continued)

The Company generates two types of commission income: sales-based commission that is recognized at the point of sale and trailing commission that is recognized over time as earned. Sales-based commission varies by investment product and is based on a percentage of an investment product's current market value at the point of sale.

Trailing commission is generally based on a percentage of the current market value of clients' investment holdings in trail- eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

The following table presents our sales-based and trailing commission income disaggregated by product category:

	Twelve Months Ended December 31, 2024
Sales-based:	
Mutual Funds	$ 1,708,946
Insurance-based products	171,605
Total sales-based income	$ 1,880,551
Trailing:	
Mutual Funds	3,145,504
Insurance-based products	376,699
Total trailing income	$ 3,522,203
Total commission income	$ 5,402,754

Note 7 – Subsequent Events

The Company has evaluated subsequent events through March 31, 2025, the date on which the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

Confidential pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)
Computation of Net Capital Under RULE 15C3-1 of the Securities and
Exchange Commission
December 31, 2024

SCHEDULE 1

Aggregate indebtedness	**$ 301,865**
Members' capital	**761,406**
Deductions:	
12b-1 fees receivable	177,202
FINRA membership	45,380
Office equipment	2,256
Loan receivable - related party	231,199
Prepaid license	50,024
Total deductions	**$ 506,061**
Net capital	**255,345**
Minimum required net capital	**20,124**
Capital in excess of minimum requirement	**$ 235,221**
Ratio of aggregate indebtedness of net capital	**1.1822 to 1**

There were no material differences between this computation required pursuant to rule 15c3-1 and the corresponding computation prepared by the Company and included in the Company's unaudited Form X-17a-5 Part IIA filing as of December 31, 2024.

The accompanying notes to the financial statements are an integral part of the financial statements.

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2024

GLP Investment Services, LLC is exempt from the Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission because of the exemptions provided under Rule 15c3-3(k)(1), as a broker-dealer, “doing Limited business (mutual funds and/or variable annuities only).”



<u>REPORT OF INDEPENDENT REGISERED PUBLIC ACCOUNTING FIRM</u>

To the Members of GLP Investment Services, LLC:

We have reviewed management's statements, included in the accompanying GLP Investment Services, LLC's Exemption Report, in which 1) GLP Investment Services, LLC (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which GLP Investment Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) ("exemption provision") and 2) GLP Investment Services, LLC stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception.

GLP Investment Services, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GLP Investment Services, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ashland Partners & Company LLP

Ashland Partners & Company LLP
Medford, Oregon
March 31, 2025

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

EXEMPTION REPORT

GLP Investment Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3 (k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

GLP Investment Services, LLC

I, Darren Woolson swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Compliance Officer
March 31, 2025